UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 3 January 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 12 January 2023 entitled ‘VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES’.

3.	A Stock Exchange Announcement dated 18 January 2023 entitled ‘Major Shareholding Notification’.

RNS Number : 3780L

Vodafone Group Plc

03 January 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2022:

Vodafone’s issued share capital consists of 28,818,256,058 ordinary shares of US$0.20 20/21 of which 1,499,167,353 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,319,088,705. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 4625M

Vodafone Group Plc

12 January 2023

VODAFONE ANNOUNCES EXECUTIVE COMMITTEE CHANGES

12 January 2023

Vodafone Group Plc ("Vodafone") today announced changes to its Group Executive Committee.

Aldo Bisio, CEO of Vodafone Italy, will take on the role of Group Chief Commercial Officer in addition to his current role effective 12 January 2023. Aldo has been CEO of Vodafone Italy since January 2014 and is a member of the Group Executive Committee.

Vodafone Spain will join the Europe Cluster effective 12 January 2023 and report to Europe Cluster CEO, Serpil Timuray. Colman Deegan, CEO of Vodafone Spain, has decided to step down as CEO effective 31 March 2023 and will support Margherita Della Valle, Vodafone Group's CEO on an interim basis, on strategic initiatives from 1 April until 31 July 2023. His successor will be appointed in due course.

Serpil has been CEO of the Europe Cluster since October 2018 and a member of the Group Executive Committee since January 2014. Prior to her current role she was the Group Chief Commercial Operations and Strategy Officer and formerly the Regional CEO for AMAP (Africa, Middle East, Asia, Pacific).

Margherita Della Valle, Vodafone Group Chief Executive for the interim period said: "I want to thank Colman for his leadership of Vodafone Spain and congratulate Aldo and Serpil on their new responsibilities as we work together to accelerate our commercial performance and drive shareholder value."

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products, and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more. As of 30 September 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers, and 22 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting more than 150 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrated its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable, and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare, and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 1301N

Vodafone Group Plc

18 January 2023

18 January 2023

VODAFONE GROUP PLC (‘the Company’)

Major Shareholding Notification

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Emirates Investment Authority

City of registered office (if applicable)

Abu Dhabi

Country of registered office (if applicable)

United Arab Emirates

4. Details of the shareholder

Name	City of registered office	Country of registered office
Atlas 2022 Holdings Limited	Grand Cayman	Cayman Islands

5. Date on which the threshold was crossed or reached

17-Jan-2023

6. Date on which Issuer notified

18-Jan-2023

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	12.012679	0.000000	12.012679	3272271007
Position of previous notification (if applicable)	11.003761	0.000000	11.003761

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached 8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39	3272271007	0	12.012679	0.000000
Sub Total 8.A	3272271007		12.012679%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Emirates Investment Authority	Emirates Investment Authority	12.012679	0.000000	12.012679%
Emirates Investment Authority	Emirates Telecommuni-cation Group Company PJSC	12.012679	0.000000	12.012679%
Emirates Investment Authority	Atlas 2022 Holdings Limited	12.012679	0.000000	12.012679%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

18-Jan-2023

13. Place Of Completion

London, United Kingdom

-ends-

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 1, 2023	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary